File No. 70-

                   SECURITIES AND EXCHANGE COMMISSION
                         450 FIFTH STREET, N.W.
                         WASHINGTON, D.C.  20549
               __________________________________________
                          FORM U-1 DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               __________________________________________

                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202
                 (Name of company filing this statement
               and address of principal executive offices)

                              Cinergy Corp.
             (Name of top registered holding company parent)
                           William L. Sheafer
                      Vice President and Treasurer

                              Cinergy Corp.
                             (address above)
                 (Name and address of agent of service)

      The Commission is requested to direct all notices, orders and communications in this matter to:
                            George Dwight II
                             Senior Counsel
                              Cinergy Corp
                            (address above)
                              513-287-2643
                           513-287-3810 (fax)
                           gdwight@cinergy.com


Item 1.     Description of Proposed Transactions

     A.   Introduction

     Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") seeks authority to issue (or, in the case of shares purchased on the open market, to acquire on behalf of plan participants) and sell, from time to time through December 31, 2004, up to 75,000 shares of Cinergy common stock, $.01 par value per share ("Common Stock"), under the employee stock purchase plan described below. At December 31, 1998 Cinergy had issued and outstanding 158,664,532 shares of Common Stock.

     On December 16, 1998, Cinergy's Board of Directors approved resolutions adopting the Cinergy Corp. Sharesave Scheme (the "Plan," see copy filed as Exhibit B)for employees of Cinergy Global Power Services Ltd. ("CGPS"), an indirect wholly-owned subsidiary of Cinergy organized under the laws of the United Kingdom ("UK"). The Plan is governed by and conforms to UK law and has received preliminary approval from the Inland Revenue, the UK taxation agency equivalent to the Internal Revenue Service. The necessary documentation has been submitted to the Inland Revenue for formal approval, which will be obtained before the Plan is implemented.
The Plan is a typical UK "sharesave scheme" permitting employees to purchase parent company stock at a discount.

     Cinergy proposes to use proceeds from sales of Common Stock under the Plan for general corporate purposes.

     B.   Cinergy Global Power Services Ltd.

     Cinergy has two direct wholly-owned nonutility subsidiaries, Cinergy Investments, Inc. and Cinergy Global Resources, Inc. ("CGR"), which function as holding companies for Cinergy's domestic and foreign nonutility subsidiaries, respectively. Formed in 1997 as a direct wholly-owned subsidiary of CGR, CGPS provides project development, asset management and other centralized services on CGR's behalf in connection with potential and actual investments in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs"). At year-end 1998 Cinergy, through CGR, had ownership interests in eight FUCOs and one foreign EWG.

     CGPS provides the following services on behalf of CGR in respect of associate FUCOs, EWGs and related project parent companies (the level and combination of which varies from project to project):

     Project Development Activities: This core activity involves identifying, bidding on and developing investment prospects, hiring advisers, and preparing or assisting in the preparation, review and negotiation of project bidding, development, investment/financing, operational and commercial contracts, documents and filings.

     Asset Management Services: CGPS also provides asset management services by which, after financial closing and acquisition of the project investment, the project investment is managed, i.e., advice is given to the specific Cinergy investing entity and further support services may be provided, e.g., negotiation of additional investment or disposal of the investment.

     On-Site Technical Services: Third, after financial closing, CGPS may also provide operational and maintenance and other technical and support services directly to or on behalf of the in-country asset-owning entity (i.e., the FUCO itself or the EWG that directly holds the eligible facility). This is more likely to occur in cases where Cinergy owns a controlling interest in the project company.

     CGPS had 35 employees at year-end 1998, working in the following areas: (i) project development/asset management, (ii) finance and (iii) company administration. The bulk of the employees fall into the project development/asset management function. Both those employees and the finance staff may provide any combination of project development, asset management and in-country services. The company administration staff generally provide only internal support services.

     C.   UK Sharesave Scheme

     The Plan will be administered by a three-person committee (the "Plan Committee") initially comprised of two CGPS officers and one Cinergy officer. Subject to certain conditions and restrictions, all current and future employees of CGPS will be eligible to participate in the Plan.

     Both authorized and unissued shares of Common Stock and previously issued shares of Common Stock acquired by Cinergy on the open market, in negotiated transactions or otherwise may be issued and sold to CGPS employees pursuant to the Plan.

     Each participating employee in the Plan will be granted a right (an "Option") to acquire shares of Common Stock at a discount of up to 20% of market value, by entering into a savings contract ("Savings Contract") to save between 10 and 250 pounds sterling per month over either a three or five year period. Each participant will make monthly contributions to a savings account ("Savings Account") which will be initially administered by Computershare Services plc as agent for the Royal Bank of Scotland (the "Savings Carrier").

     The Plan has three main attractions for participants. First, Options are granted at a discount up to 20% of the market value of the Common Stock. Second, any gains on the exercise of the Options will be tax-free for the participant. Third, participants that make monthly contributions for the entire three or five year savings period will be entitled to receive a tax-free bonus.

     Under the Plan, and after it has been approved by the Inland Revenue (the UK taxation agency referred to above), the Plan Committee will invite applications ("Date of Invitation") from eligible employees to apply to enter into three and/or five year Savings Contracts. Each offering period will make available both three and five year Savings Contracts, although an employee that elects to participate may do so only via a single Savings Contract three or five years with respect to that offering period. The invitation will state the US dollar price per share of Common Stock (the "Option Price") at which participating employees may acquire shares of Common Stock upon the exercise of Options. The Option Price will be set at a discount of up to 20% (the maximum permitted under UK law) of the average of the high and low sales prices of the Common Stock as reported on the New York Stock Exchange on the most recent trading date preceding the Date of Invitation. The actual size of the discount will be determined by the Plan Committee in its discretion, provided that the size of the discount will be identical for both the three and five year Savings Contracts for that offering period. The invitation will also direct each participant to choose the amount of its monthly contribution to the Plan, with a minimum of 10 pounds sterling and a maximum of 250 pounds sterling per month.

     In each subsequent year in which the Plan is in effect, the Plan Committee may determine to initiate a new offering period for three and five year Savings Contracts, and each eligible employee may be granted Options thereunder, notwithstanding concurrent or prior participation by the employee in one or more additional Savings Contracts relating to separate offering periods, provided that in respect of all Savings Contracts in which the employee is participating, that particular employee's contributions do not exceed 250 pounds sterling in total in any one month.

     Within 14 days of the Date of Invitation, eligible employees that wish to participate in the Plan must submit their applications for the grant of Options under the Plan. Each application must specify whether the employee wishes to enter into a three or five year Savings Contract and the amount of the monthly contribution (from 10 to 250 pounds sterling), via a payroll deduction, that the employee wishes to make for the duration of that Savings Contract.

     Within 29 days after the Date of Invitation, the Plan Committee will grant to each eligible employee who has submitted a valid application an Option reflecting the terms requested in the application.

     At the end of the Savings Contract (the "Maturity Date"), a tax-free bonus will be payable by the Savings Carrier which, for the initial offering period, will be equal to 2.75 or 7.5 monthly salary payments, depending on whether the employee has opted for a three or five year Savings Contract, respectively. The tax-free bonus will be added to the savings accumulated in the Savings Account through the monthly payroll deductions. For any offering period, the Plan Committee has the discretion (which it must exercise at the time the Options are granted) to permit those employees who have opted for five year Savings Contracts to leave their accumulated savings in their Savings Accounts for an additional two years, thereby earning a tax-free bonus payable at the end of the seventh year equivalent to 13.5 monthly contributions from salary.

     Generally, the Options will not be exercisable until the six-month period commencing with the end of the three or five year Savings Contract that the employee has chosen. Upon exercise of the Option, the employee will be entitled to purchase the largest whole number of shares of Common Stock (with any residual funds to be returned to the employee) at the then-current exchange rate, determined by the sum of (a) the employee's total monthly contributions for the period of the Savings Contract and (b) the bonus payments described above (collectively, "Exercise Price"), divided by the Option Price.

     Notwithstanding the general rule that Options may be exercised only at the end of the Savings Contract, there are certain circumstances in which employees may exercise Options prior to the end of the three or five year Savings Contract. For example, subject to certain conditions, if the participant leaves the employment of CGPS due to retirement, ill health, death, severance or other "good leaver" circumstances (as specified in the Plan), or if Cinergy is subject to a change in control or liquidation or similar events, a participant may in either case exercise his Option(s), to the extent of his accumulated savings to that date together with interest thereon (provided the Savings Account has been open for at least 12 months) at the rate of 3% per annum. No bonus, however, will be payable in that situation.

     Participants are not required to exercise Options upon maturity of the Savings Contracts. In the event the Option Price is higher than the market value of the Common Stock on the Maturity Date, i.e., the Options are "underwater", participants may withdraw the amounts accrued in their respective Savings Accounts to that date, together with their matching bonus payments.

     The Plan has a ten years' duration. At any time, by action of the Cinergy Board or the Plan Committee, Cinergy may alter, amend or terminate the Plan, provided that no amendment shall become effective without approval of the Inland Revenue.

     All administrative costs of the Plan will be borne by Cinergy.

Item 2.   Fees, Commissions and Expenses

     The fees, commissions and expenses that have been or will be incurred, directly or indirectly, by Cinergy or any of its associate companies in connection with the proposed transactions are not expected to exceed approximately $37,000, comprised of administrative costs of approximately $10,000 and legal fees and expenses of Herbert Smith (a firm of UK soliciters) of approximately $27,000.

Item 3.   Applicable Statutory Provisions

     Sections 6(a) and 7 and rules 42 and 54 are or may be applicable to the proposed transactions.

     Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if the conditions of rule 53(a), (b) and (c) are satisfied.

     Cinergy currently does not meet the conditions of rule 53(a). At September 30, 1998, Cinergy's "aggregate investment," as defined in rule 53(a)(1), in EWGs and FUCOs was approximately $616 million. This amount equals approximately 65% of Cinergy's "consolidated retained earnings," also as defined in rule 53(a)(1)(approximately $954 million), which exceeds the 50% "safe harbor" limitation contained in rule 53(a). By order dated March 23, 1998 (HCAR No. 26848) ("100% Order"), the Commission authorized Cinergy to increase its total investments in EWGs and FUCOs to 100% of consolidated retained earnings. Accordingly, although Cinergy's aggregate investment exceeds the 50% safe harbor, such additional level of investment is expressly permitted under the 100% Order.

     At September 30, 1997, the most recent period for which financial statement information was evaluated in the 100% Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt; at such date, Cinergy's pro forma consolidated capitalization, taking into account the entire amount of non-recourse debt allocable to Cinergy's ownership interest in EWGs and FUCOs (i.e., $949 million) was 38.2% equity and 61.8% debt. As shown in Exhibit H filed herewith, Cinergy's pro forma consolidated capitalization at September 30, 1998 consisted of 42.4% equity and 57.6% debt; also as shown in such exhibit, even if the entire amount of non-recourse debt allocable to Cinergy's ownership interest in EWGs and FUCOs were consolidated (i.e., $1.1 billion), equity would still comprise 35.9% of the overall capital structure. The proposed transactions will have an immaterial effect on Cinergy's capitalization.

     With respect to earnings, the 100% Order stated that Cinergy did not report a full-year operating loss attributable to its investments in EWGs and FUCOs for any year 1992 through 1996. That order also stated that Midlands Electricity plc ("Midlands"), a FUCO in the United Kingdom in which Cinergy has a 50% ownership interest, recorded a one-time extraordinary charge in the third quarter of 1997 as a result of a windfall profits tax imposed by the authorities in the United Kingdom, of which $109 million was allocable to Cinergy. However, the 100% Order noted that Midland's credit ratings by Standard and Poor's remained unchanged following the charge. Since the date of the 100% Order, Cinergy's investments in EWGs and FUCOs have continued to make a positive contribution to Cinergy's earnings.

     With respect to the remaining conditions of rule 54, Cinergy has complied and will continue to comply with the record-keeping requirements of rule 53(a)(2), the limitation under rule 53(a)(3) on the use of operating company personnel in rendering services to EWGs and FUCOs, and the requirements of rule 53(a)(4) concerning submission of specified filings under the Act to retail rate regulatory agencies. In addition, none of the conditions in rule 53(b) has occurred.

Item 4.   Regulatory Approval

     No U.S. state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions. As mentioned in Item 1, the Inland Revenue, the United Kingdom equivalent of the Internal Revenue Service, must approve the terms of the Plan prior to its implementation.

Item 5.   Procedure

     Cinergy requests that the Commission issue and publish as soon as practicable the requisite notice under Rule 23 with respect to the filing of this application, and that the Commission issue an order granting the authority requested herein as soon as practicable after expiration of the public notice period.

     Applicant waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.   Exhibits and Financial Statements

     (a)  Exhibits:

          A-1     Certificate of Incorporation of Cinergy (Exhibit to
Cinergy's 1993 Form 10-K in File No. 1-11377 and hereby incorporated by reference)

          A-2     By-Laws of Cinergy, as amended (Exhibit A-2 to
Declaration in File No. 70-9439 and hereby incorporated by reference)

          B       Cinergy Corp. UK Sharesave Scheme for employees of
Cinergy Global Power Services Ltd.

          C       Not applicable

          D       Not applicable

          E       Not applicable

          F-1     Preliminary opinion of counsel

          G       Form of Federal Register notice

          H       Pro Forma Consolidated Capitalization at September 30,
1998 (Exhibit H to Declaration in File No. 70-9439 and hereby incorporated by reference)

     (b)  Financial Statements:

          FS-1   Cinergy Pro Forma Consolidated Financial Statements,
dated September 30, 1998 (incorporated by reference from Financial Statement FS-1 in File No. 70-9439)

          FS-2   Cinergy Pro Forma Financial Statements, dated September
30, 1998 (incorporated by reference from Financial Statement FS-2 in File No. 70-9439)

          FS-3   Cinergy Consolidated Financial Data Schedule
(incorporated by reference from Financial Data Schedule FS-3 in File No.
70-9439)

          FS-4   Cinergy Financial Data Schedule (incorporated by
reference from Financial Data Schedule FS-4 in File No. 70-9439)

Item 7.   Information as to Environmental Effects

     (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 28, 1999

                                        CINERGY CORP.

                                        By: /s/William L. Sheafer
                                            Vice President and Treasurer